Exhibit 21.1

SUBSIDIARIES OF REVOLUTION LIGHTING TECHNOLOGIES, INC.

Subsidiary of the Company	Jurisdiction of Incorporation / Formation

Lumificient Corporation	Minnesota

Seesmart Technologies, LLC	Delaware

Lighting Integration Technologies, LLC	Delaware

Subsidiary of Seesmart Technologies, LLC

Seesmart Technologies, Inc.	Nevada